Exhibit 99.1

FOR IMMEDIATE RELEASE

Points.com Continues Middle Eastern Growth with New Saudi Arabian Airlines Partnership

Points.com offers Alfursan Members the option to Buy, Gift, Transfer and Trade Reward Miles

TORONTO March 14, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has partnered with Saudi Arabian Airlines to provide members of its Alfursan frequent flyer program more flexibility with their Reward Miles.

Powered by Points.com, Alfursan’s Rewards website now allows members to buy the miles they want or need, buy miles for family and friends and transfer their miles to their family and friends.

In addition, by joining Points.com, Alfursan members can now track and manage all their loyalty programs and trade rewards, points / miles with others using the www.Points.com consumer hub.

“The Middle East is an exciting travel destination so adding a prestigious brand like Saudi Arabian Airlines is a big win for Points.com,” said Rob MacLean, CEO of Points International. “Alfursan members can further maximize their earning opportunities with Points.com and ultimately get them to their destination faster.”

“The partnership with Points.com brings a new experience for our Alfursan members that is specifically tailored to our members’ loyalty needs,” says Dr. Abdulaziz Khayat, the General Manager of Alfursan at Saudi Arabian Airlines. “Our members already enjoy tracking and earning Reward Miles for free flights and upgrades and with this new relationship with Points.com, they now have even more utility with their Rewards Miles. They can supplement their miles accounts and redeem their miles faster than ever before.”

Saudi Arabian Airlines, which officially began its new partnership with Points.com on March 11, joins existing Points.com partners including, BestBuy Reward Zone, American Express Membership Rewards, various Airline loyalty reward programs, over 100 programs in all.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, Facebook (www.points.com/facebook), or our blog (www.blog.points.com ).

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About Saudi Arabian Airlines

Since its establishment in 1945, Saudi Arabian Airlines has been providing its services to transport passengers between 26 domestic and 55 international destinations. At present, it carries about 19 million passengers annually. During the last five years, Saudi Arabian Airlines has been undergoing a series of development activities on the basis of a strategic development plan that includes modernization of technical infrastructure in administrative, technical and financial sectors. It also applies modern technology to develop its customer services. As a result, it has brought about qualitative improvement in services at call centers and automatic services such as issuance of tickets and boarding passes through machines installed at airports and sales offices. It has also upgraded its Internet services to provide services such as reservation, ticket purchase, seat selection and issuance of boarding passes. Saudi continues efforts to modernize its fleet by acquiring 88 new aircraft including 35 Airbus A320s, 15 A321s, eight A330s, 12 Boeing 777s and eight Boeing Dreamliners. www.saudiairlines.com

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com